

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2021

Yishai Cohen
Chief Executive Officer
Landa App 2 LLC
6 W. 18th Street
New York, NY 10011

> **Re: Landa App 2 LLC**
> **Draft Offering Statement on Form 1-A**
> **Submitted August 10, 2021**
> **CIK No. 0001875877**

Dear Mr. Cohen:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Offering Statement on Form 1-A submitted August 10, 2021

General

1. We note that the term of at least one series offering will commence within two calendar days after qualification. To comply with Rule 251(d)(3)(i)(F) of Regulation A, you must commence the offering of each series you qualify within two calendar days of qualification. Commencing the offering of some of the qualified series while delaying the offering of others results in an impermissible delayed offering of the delayed series under Rule 251(d)(3)(i)(F). Please confirm that you will commence the offering of each series you qualify within two calendar days of qualification.

Yishai Cohen
Landa App 2 LLC
September 1, 2021
Page 2

<u>Series Offerings, page viii</u>

2.   You disclose that each Series was registered in Delaware in July 2021, that the title for each property underlying each Series is currently held by your affiliate, Landa Properties, and that Landa Properties will transfer title to the property to the applicable Series prior to the initial closing of sales of shares of the Series. Please tell us what consideration you gave to providing historical financial statements of each property for the period that they were owned by Landa Properties, and to providing pro forma financial statements reflecting your expected acquisition of such properties from Landa Properties. Refer to Part F/S of Form 1-A for financial statements requirements.

     You may contact Jennifer Monick at 202-551-3295 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 with any other questions.

                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Real Estate & Construction

cc: Lillian Brown, Esq.